Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    PreMD Inc. Receives Notice of Allowance for a United States Patent on
    PREVU(x) LT

    TORONTO, May 29 /CNW/ - Predictive medicine company PreMD Inc. (TSX: PMD;
Amex: PME) today announced that the United States Patent and Trademark Office
(USPTO) has issued a Notice of Allowance for the patent, entitled "Direct
Assay of Cholesterol in Skin Samples Removed by Tape Stripping." PREVU(x) LT is
the second product in the PREVU(x) line of skin cholesterol tests. It was created for use in the life insurance industry, and potentially other applications that could take advantage of high through-put environments. This patent is also pending in Canada, Europe, and Asia in an effort to secure global protection.
    "The PREVU(x) LT patent is a very important component of our intellectual property," said Brent Norton, President and CEO of PreMD Inc. "The acceptance of this patent is a significant milestone for PreMD because it continues to solidify the positioning of our technologies and products in the most important regions of the world."

    About PREVU(x)

    PREVU(x), the Company's lead product line, was designed to address the enormous problem of cholesterol level detection in relation to cardiovascular disease and the limitations of current cholesterol testing options. Through a non-invasive and cost-effective procedure, the PREVU(x) platform provides highly sensitive and reliable skin cholesterol level results by measuring the amount of cholesterol that has accumulated in the skin tissues, as opposed to blood.
There is no fasting or other patient preparation required for the test.
Clinical studies have shown that as cholesterol accumulates on artery walls it also accumulates in other tissues, including the skin. High levels of skin cholesterol are correlated with higher incidence of coronary artery disease
(CAD).

    About PreMD

    PreMD Inc. is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD's cardiovascular products are branded as
PREVU(x) Skin Sterol Test. The company's cancer tests include ColorectAlert(TM),
LungAlert(TM) and a breast cancer test. PreMD's head office is located in
Toronto, and its research and product development facility is at McMaster
University in Hamilton, Ontario. For further information, please visit
www.premdinc.com.

    This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the
Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company's products, the competitiveness of the Company's products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.
    In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.
    Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

    (x) Trademark

    %SEDAR: 00007927E          %CIK: 1179083

    /For further information: Ron Hosking, Chief Financial Officer, Tel:
(416) 222-3449 ext. 24, Email: rhosking(at)premdinc.com; Michelle Rabba, Manager,
Corporate Communications, Tel: (416) 222-3449 ext. 25, Email:
mailto:mrabba(at)premdinc.com/
    (PMD. PME)

CO:  PreMD Inc.

CNW 09:28e 29-MAY-07